December 19, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. John W. Bittner, Jr.
Chief Financial Officer
State Route 2, South
P.O. Box 356
Chester, West Virginia 26034

Re:	MTR Gaming Group, Inc.
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended September 30, 2005, June
30,
2005
      and March 31, 2005
	Commission file #: 000-20508

Dear Mr. Bittner:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2004

Management`s Discussion & Analysis
- Overview, page 31

1. We note that you refer to the non-GAAP financial measure,
EBITDA,
in your MD&A section, disclose that you consider EBITDA to be a useful performance measure, and have included a reconciliation of EBITDA to operating income (loss) in the MD&A section. Please revise your presentation in future filings to reconcile EBITDA to net income
(loss) rather than operating income (loss).  See questions 14 and
15
of SEC Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003.

Financial Statements

Statements of Cash Flows, page F-6

2. We note the presentation of the caption "deposits and other assets" under cash flows from investing activities on your statements of cash flows. Please tell us and revise future filings to provide a more detailed explanation of the nature of the transactions included in this line item and ensure that any material transactions are presented as separate line items with relevant captions.

Notes to the Financial Statements

Note 1. General, page F-7

3. Please tell us, and include in Note 1 in future filings, how you have accounted for your 50% investment in North Metro Harness Initiative, LLC. If other than the equity method of accounting, please explain to us your basis for your accounting treatment.

Note 4. Acquisitions

- Acquisition of Binion`s Horseshoe Hotel and Casino, page F-20

4. We note that on March 11, 2004 you completed the acquisition of Binion`s Horseshoe Hotel and Casino. Please explain to us why you did not file audited financial statements of the acquired business and related pro forma financial statements pursuant to the requirements set forth in Form 8-K. If you do not believe that the acquisition met the materiality thresholds set forth in Rule 1-02(w)
of Regulation S-X, please provide us with your analysis of the significance as calculated under each of the three conditions. Also, see Rule 3-05 and Article 11 of Regulation S-X for guidance. We also note your disclosure that you have not included pro forma information in the notes to the financial statements because you do not believe such information would be indicative of future operations, particularly in light of the fact that you would not be operating the property for at least one year. Supplementally, tell us why you did not provide disclosures pursuant to paragraphs 54 and 55 of SFAS No.
141 giving effect to the fees you will received pursuant to the Joint
Operating License Agreement with Harrahs. Also, tell us the impact that the acquisition would have had on your income from continuing operations and net income for both 2004 and 2003 had the transaction occurred at the beginning of each of these periods. We may have further comments.

Form 10-Q for the quarter ended March 31, 2005

Financial Statements
Note 4 - Acquisitions
- Acquisition of Binion`s Horseshoe Hotel and Casino, page 8

5. Reference is made to the contingent payment of $5 million that is
payable, if, at the termination of the Joint Operating Agreement, Harrah`s has achieved certain operational milestones. Supplementally tell us how you determined that it is appropriate to recognize the
$5
million contingent payment to Harrah`s as additional purchase price versus a period expense using the guidance set forth in EITF No. 95-
8. Your response should also clearly explain how the contingent consideration served to resolve differences in view between you and
Harrah`s about the value of the business versus compensation for post-acquisition services. In view of your accrual of the $5 million payment at June 30, 2005, supplementally tell us the nature of the debit that was recorded. We may have further comments upon review of your response.

Form 10-Q for the quarter ended June 30, 2005

Financial Statements
Consolidated Statements of Operations

6. We note that you classify the (loss) gain on disposal of property as non-operating (expense) income. Please revise future filings to present the gain or loss on the disposal of long-lived assets as a component of income or loss from operations. See paragraph 45 of SFAS No. 144.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Katherine
Mathis
at 202-551-3383 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. John W. Bittner, Jr.
MTR Gaming Group, Inc.
December 19, 2005
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